Exhibit 12. (a)

COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED CHARGES
SEARS, ROEBUCK AND CO. AND CONSOLIDATED SUBSIDIARIES

	Twelve	Nine
	Months	Months
	Ended	Ended	Year Ended
	9/30/00	9/30/00
(millions, except ratios)	(unaudited)	(unaudited)	1999	1998	1997	1996	1995

Fixed Charges
Interest and amortization of debt discount
and expense on all indebtedness	$1,245	$931	$1,268	$1,423	$1,409	$1,365	$1,373

Add interest element implicit in rentals	137	107	133	144	147	121	119
	1,382	1,038	1,401	1,567	1,556	1,486	1,492
Interest capitalized	3	2	5	5	3	5	4

Total fixed charges	$1,385	$1,040	$1,406	$1,572	$1,559	$1,491	$1,496

Income
Income from continuing operations	$1,641	$901	$1,453	$1,072	$1,188	$1,271	$1,025
Deduct undistributed net income (loss)
of unconsolidated companies	1	11	(5)	11	13	8	9
	1,640	890	1,458	1,061	1,175	1,263	1,016

Add
Fixed charges (excluding interest capitalized)	1,381	1,038	1,401	1,567	1,556	1,486	1,492
Income taxes	983	531	904	766	912	834	703
Income before fixed charges and
income taxes	$4,004	$2,459	$3,763	$3,394	$3,643	$3,583	$3,211

Ratio of income to fixed charges	2.89	2.36	2.68	2.16	2.34	2.40	2.15